Regulation Crowdfunding (Reg CF – Equity): Offering of Shares

SUBSCRIPTION AGREEMENT

1. SUBSCRIPTION

The undersigned subscriber (the "Subscriber") hereby makes application to purchase the number of Shares (as described in the Company's Form C and Offering Statement filed with the Securities and Exchange Commission (the "Offering Statement"), specified in Section 5 hereof (the "Shares") to be issued by [COMPANY NAME] (the "Company"). The Purchase Price for the Shares will be One U.S. Dollar (US$5.00) per Share, as set forth in total in Section 5. The Purchase Price will be paid at the time when the Subscriber submits this Agreement.

The Company may, in its sole discretion, award additional shares of Common Stock ("Bonus Shares") to the Subscriber without additional consideration if the Subscriber qualifies under the Company's published bonus share program as described in the Offering Statement. Bonus Shares will be issued at the close of the Offering in accordance with Regulation Crowdfunding, and the Subscriber acknowledges that such Bonus Shares will increase the total number of outstanding shares but will not increase the gross proceeds of the Offering.

2. REPRESENTATIONS OF SUBSCRIBER

The Subscriber represents and warrants to the Company as follows:

A. The information provided to the Subscriber concerning the Company is entirely included in the Company's Offering Statement, which the Subscriber has carefully read. The Subscriber is not relying upon any oral statements by the Company or by any other person or other written information in making the decision to purchase the Shares.

B. The Subscriber acknowledges and agrees that their decision to invest in the Company is based solely on the disclosures contained in the Offering Statement filed with the Securities and Exchange Commission. The Subscriber is not relying on any other statements, marketing materials, presentations, or communications – whether oral or written – outside of the Offering Statement in making this investment decision.

C. The Subscriber is acquiring the Shares for the Subscriber's own account for long-term investment and not with a view toward resale or distribution of the Shares.

D. The Subscriber (or its principals, if the Subscriber is an entity) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Company and of making an informed investment decision.

E. The Subscriber is aware that the books and records of the Company will be available for inspection during this offering, upon reasonable notice, during reasonable business hours at the Company's place of business.

F. The Subscriber has been provided access to any information the Subscriber requested in evaluating the purchase of the Shares.

G. The Subscriber has been presented with the opportunity to ask questions and receive answers from officers of the Company relating to the terms and conditions of the offering and to obtain any additional information necessary to verify the accuracy of the information made available to the Subscriber.

H. To the best of the Subscriber's knowledge based upon appropriate diligence and investigation: (i) none of the cash or property that is paid or contributed to the Company by the Subscriber will be derived from, or related to, any activity that is deemed criminal under United States law or that contravenes any federal, state, foreign or international laws and regulations dealing with money laundering; and (ii) no contribution or payment to the Company by the Subscriber comes from a source which would cause the Company to be in violation of the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

3. ACKNOWLEDGEMENTS BY SUBSCRIBER

The Subscriber acknowledges that the Subscriber is aware of the following facts:

A. The Company was recently organized, and has not conducted any significant business prior to this date. Accordingly, the Company has recorded no revenue to date.

B. The Shares have not been registered under the Securities Act of 1933, as amended (the "Act") or under the securities laws of any country, state or province. Therefore, the Shares cannot be resold in the United States unless the Shares are registered under the Act or unless an exemption from registration is available.

C. The Company's Shares are not listed for trading in the United States or in any other jurisdiction, and the Company has no present plan to cause the Shares to become listed. Unless the Shares become listed for trading on an exchange or other platform established for that purpose, there will be no market on which the Subscriber can resell the Shares.

D. The Subscriber understands and acknowledges that: (i) Bonus Shares awarded under the Company's published program are provided as an investment incentive, (ii) Bonus Shares are issued without additional consideration, (iii) the issuance of Bonus Shares increases the total number of shares outstanding and may dilute existing shareholders, and (iv) Bonus Shares will only be awarded upon completion of the Offering and will be disclosed by the Company in its Form C-U filing. The Subscriber further acknowledges that investors making multiple investments that individually do not meet a bonus threshold may not combine such investments to qualify for Bonus Shares, as described in the Offering Statement.

E. If the Subscriber invests through a self-directed IRA, the Subscriber acknowledges that they are not eligible to receive non-share perks (such as exclusive updates or gifts), but may still be eligible to receive Bonus Shares as securities under the Offering.

F. No public agency has expressed an opinion upon the accuracy or adequacy of any information presented by the Company in connection with this offering or the fairness of the terms of the offering.

G. The Company may release confidential information about the Subscriber (and, if the Subscriber is an entity, its record and beneficial owners) to government authorities, if the Company determines in its sole discretion that it is in the best interest of the Company to do so or that such release is required by applicable law.

H. The Subscriber understands that this Offering is being made pursuant to Regulation Crowdfunding (Reg CF) under the Securities Act of 1933. Under Reg CF, the Company may offer and sell securities to both accredited and non-accredited investors, subject to investment limits based on the investor's income or net worth and other requirements of Reg CF. Accordingly, the Subscriber acknowledges that, in order for the Company to comply with Reg CF, the Subscriber may be required to, and agrees to promptly, deliver such additional documentation or information, and updates thereto as applicable, that the Company or its intermediary may request in order to comply with Reg CF, including information necessary to verify the Subscriber's eligibility and investment limits under Reg CF.

4. <u>INVESTOR ELIGIBILITY</u>

The Company is offering the Shares for purchase by investors in accordance with the eligibility and investment limits set forth under Regulation Crowdfunding (Reg CF). Therefore, please initial one of the following items:

A. The undersigned Subscriber is eligible to invest under Reg CF because the undersigned:

- o *(Initials)*_____ Meets the investment limits and eligibility requirements for individuals under Reg CF, based on income or net worth, as applicable. (Calculation of net worth and income for Reg CF purposes excludes the value of the Subscriber's principal residence and any debt secured by that residence up to its fair market value); or

- o *(Initials)*_____ Is an entity or trust that meets the eligibility requirements for investment under Reg CF.

B. *(Initials)*_____ The undersigned does not meet the eligibility requirements for investment under Reg CF.

(NOTE: Subscriptions will not be accepted from any person or entity that does not meet the eligibility requirements under Reg CF.)

5. <u>SHARES SUBSCRIBED FOR</u>

The undersigned subscribes to purchase the following Shares for the following Purchase Price:

A. _____ Shares

B. $_____ Purchase Price (US $5.00 per Share)

(Excludes any Bonus Shares that may be awarded under the Company's bonus share program, which will be calculated and issued, if applicable, at the close of the Offering.)

The Company will not issue fractional shares. Any fractional share amounts will be rounded down to the nearest whole share, and no cash or other consideration will be paid in lieu of any such fractional shares.

6. **BINDING EFFECT**

This Subscription Agreement is executed this _____ day of _____, 20__, and shall bind the parties hereto and their respective heirs, executors, administrators, distributees, successors and assigns.

7. **VOTING PROXY**

The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney-in-fact, with the power to act alone and with full power of substitution, to: (i) vote all Shares issued under this Subscription Agreement; (ii) give and receive notices and communications; (iii) execute any instrument or document the CEO deems necessary or appropriate in the exercise of their authority; and (iv) take all actions necessary or appropriate, in the judgment of the CEO, for the accomplishment of the foregoing.

This proxy and power are coupled with an interest and shall be irrevocable. If the Subscriber is an individual, this proxy shall survive the death, incompetency, and disability of the Subscriber. If the Subscriber is an entity, this proxy shall survive the merger or reorganization of the Subscriber or any other entity holding the Shares. This proxy shall terminate upon the effectiveness of a registration statement covering a firm-commitment underwritten public offering of the Company's Common Stock under the Securities Act of 1933 or registration under the Securities Exchange Act of 1934.

SUBSCRIBER INFORMATION

If the Subscriber is an INDIVIDUAL:

_____   _____

Print Name   Print Name (if joint)

_____   _____

Signature of Purchaser   Signature of Joint Purchaser (if any)

_____   _____

Address   Address

_____

U.S. Tax ID (if a U.S. resident)

If the Subscriber is a PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST, or similar entity:

_____   _____

Name of Entity   Country or State of Organization

By:_____   _____

Name:_____   Address

Title:_____

_____   _____

U.S. Tax ID   Address

ACCEPTANCE BY THE COMPANY

Accepted by the Company this ____ day of _____, 20__

[COMPANY NAME]

By: _____

Name: **[MANAGING MEMBER NAME]**

Title: _____